EXHIBIT 4.6

Employment agreement – Mr John E Hooper (as Executive General Manager, Institutional Markets & Services)

PRIVATE & CONFIDENTIAL

27 September 2005

Mr John Hooper

Executive General Manager

Institutional Markets and Services

National Australia Bank Limited

500 Bourke Street

MELBOURNE  VIC  3000

Dear John

As you have recently obtained permanent residency in Australia, on behalf of National Australia Bank Limited (the “National”), I am pleased to confirm your appointment as Executive General Manager, Institutional Markets and Services, and I look forward to your acceptance of the terms and conditions of this employment agreement.

The National provides a challenging and dynamic work environment, and I expect that it will be possible for you to develop and enhance your capabilities within the National.  The National values high-performing, committed employees and seeks leadership qualities from all levels within the organisation.  I look forward to your ongoing contribution to the opportunities and challenges facing the National.

This letter (including the Schedule and attachments) sets out the terms of your employment, and constitutes your employment agreement with the National (“employment agreement”).  This employment agreement replaces all existing and previous agreements, arrangements, understandings or negotiations between you and the National and any Related Body Corporate in respect of employment with the National.

All monetary amounts referred to in this employment agreement are in Australian dollars.

1              Position and Duties

1.1           Your position is Executive General Manager, Institutional Markets and Services, reporting to me and located initially at 500 Bourke Street.

1.2           You will exercise the powers and discretions, hold the responsibilities and perform the duties and tasks of your position inclusive of those which the National determines are appropriate to your position or those delegated to you by the National from time to time (collectively “the powers, duties and responsibilities of your position”).

1.3           You will faithfully and diligently exercise your powers and perform your duties and responsibilities in a proper and efficient manner and you will manage with integrity and respect all matters concerning the National’s employees and customers.  Unless you are absent from duty by reason of ill health or approved leave, you will devote the whole of your time, attention and abilities, during the National’s normal business hours and otherwise as is reasonably necessary, to perform the powers, duties and responsibilities of your position.  Your annual remuneration reflects the fact that you will perform work outside of the National’s normal business hours.

1.4           The National may, at its discretion, change your reporting arrangements, duties, responsibilities and location on giving you not less than one month’s written notice, following consultation with you, and taking into account your career considerations and personal circumstances.  Any changes will be commensurate with your ability, experience and skills.  Any reasonable change of this kind by the National will not constitute or give rise to a redundancy and all other terms and conditions of this employment agreement will apply, unless otherwise specified by the National.

1.5           In your position, you will comply with all lawful and reasonable directions of your line manager or any other person authorised by the National.

1.6           During your employment, you must use your best endeavours to promote and enhance the National’s interests, welfare, business, profitability, growth and reputation.  You must not intentionally recklessly or negligently do, or omit to do, anything that is or may be harmful to those things.

1.7           In addition to your duties as an employee of the National, you will also owe duties in respect of each Related Body Corporate in your capacity as an employee of the National in respect of any duties performed in relation to a Related Body Corporate.

1.8           You must promptly report to your line manager, or any other person authorised by the National, any Material Information that relates to the business of the National (or of any Related Body Corporate), the exercise of your powers or the performance of your duties and responsibilities.

1.9           You must promptly provide any information and explanations that your line manager, or any other person authorised by the National, requests, where such information and explanation relates to the business of the National (or of any Related Body Corporate), the exercise of your powers or the performance of your duties and responsibilities.

2              Employer

Your employment agreement will be with the National.  However, as stated in sub-paragraph 1.7, you may also be required to provide services to any Related Body Corporate of the National.  You are not and will not become an employee of any Related Body Corporate by reason of provision of services to any Related Body Corporate or by reason of holding office as a director of any Related Body Corporate.

3              Commencement Date

This employment agreement, and your obligations under it, will commence on 1 July 2005 (“Commencement Date”).

4              Remuneration

4.1           Your entitlement to remuneration, as provided for under this employment agreement, will commence on and from the Commencement Date.

Total Employment Compensation (“TEC”)

4.2           Your annual remuneration will be provided as a combination of cash salary, superannuation contributions made by the National as your employer (as prescribed by the Federal Government’s Superannuation Guarantee (“SG”) legislation) and a packaged benefit, as agreed between you and the National from time to time using the National’s TEC methodology.  TEC is the fixed component of remuneration, and comprises your Total Remuneration Package (“TRP”) and the National’s employer superannuation contributions.

4.3           With effect from the Commencement Date, your TEC is $750,000 per annum.

4.4           Your TEC will be reviewed on an annual basis.

4.5           Your TRP is $683,683 per annum and is comprised of a cash salary and a packaged benefit (“your TRP”).  Your TRP is calculated as TEC minus employer superannuation contributions and minus the amount referred to in sub-paragraph 4.11.

4.6           The packaged benefit may be provided as cash or non-cash benefits or a combination of both, and will include any Fringe Benefits Tax payable by the National in connection with the provision of non-cash benefits.  The range of non-cash benefits available will be at the discretion of the National and will be in accordance with the National’s policy, as amended from time to time.  You are entitled to a packaged benefit of up to a maximum of 40% of your TRP.

Payment of Cash Salary

4.7           Your cash salary will continue to be paid fortnightly in arrears and will continue to be directly credited to your nominated National bank account.

Superannuation

4.8        You will continue your membership of the National Australia Bank Group Superannuation Fund (the “Australian Fund”) on terms pursuant to the Trust Deed and Rules of the Australian Fund.

4.9        Notwithstanding sub-paragraph 4.8, as a result of the introduction of the Federal Government’s “Choice of Funds” legislation, the National provides “unlimited” choice of funds to its employees.  This means that you may elect to have the National’s employer superannuation contributions directed to a complying superannuation fund of your choice.  The National’s employer superannuation contributions are currently 9.7% of your TRP, or where your TRP exceeds the Maximum Earnings Base (“MEB”) as prescribed by the SG legislation (currently $134,880 per annum), up to 9.7% of the MEB.  If you want the National to make its employer contributions to a complying superannuation fund of your choice, i.e. other than to the Australian Fund, you will need to complete a Choice of superannuation fund – Standard choice form, a copy of which is attached.  Also attached is a copy of an information sheet regarding the use of that form and which includes some frequently asked questions about “fund choice”.

4.10      If you do not wish to exercise “fund choice” (as provided for in sub-paragraph 4.9), the National will continue to make annual superannuation contributions to the Australian Fund on your behalf.  These contributions are included in your TEC and comprise the following:

(a)        9.2% of your TRP (or up to 9.2% of the MEB where your TRP exceeds the MEB).  As your TRP exceeds the MEB, this amount is initially $12,409 per annum and will be credited to your account in the Australian Fund in line with the fortnightly pay cycle.  The National may alter the amount of this contribution from time to time, subject to any applicable legislation or change to the National’s superannuation or remuneration policy.  This contribution is in addition to any salary sacrifice contributions you nominate as part of your TRP (up to the age-based maximum deductible contribution limits), and any contribution you elect to make to the Australian Fund from post-tax TRP; and

(b)        on average, 0.5% of your TRP (or up to 0.5% of the MEB where your TRP exceeds the MEB) will be contributed to the Australian Fund on your behalf to cover the costs of death and disablement benefits (on average 0.4%) and fund administration (on average 0.1%).  As your TRP exceeds the MEB, this amount is initially $674 per annum and may be altered by the National from time to time, subject to any recommendations by the Actuary to the Australian Fund or any applicable legislation or any change to the National’s superannuation or remuneration policy.

4.11         As your TRP is greater than the MEB, the difference between 9.7% of your TRP and the sum of the amounts referred to in sub-paragraphs 4.10(a) and 4.10(b), will be paid to you as part of your cash salary.  This amount is initially $53,234 per annum.

4.12         With effect from the Commencement Date, your membership of the National Australia Bank UK Retirement Benefits Plan (the “UK Plan”) will be suspended, and you will no longer be covered for death and disablement benefits provided in respect of you under the UK Plan.  While you are employed by the National, death and disablement benefits will continue to be provided under the Australian Fund in accordance with the terms of the Australian Fund’s trust deed and rules.  You will retain deferred benefits in the UK Plan, which will be calculated with reference to your pensionable service in the UK Plan and your final pensionable salary as at the Commencement Date.  Please refer to the advice that has been provided to you by the administrator of the UK Plan regarding the treatment of your deferred benefits in the UK Plan for the period you are employed by the National.  If you return permanently to the United Kingdom to immediately take up a position with the National or any subsidiary or associated company of the National (the “employing entity”), you will be eligible to “re-join” the UK Plan, as it exists at that time, in accordance with the UK Fund’s trust deed and rules.  The final decision to re-admit you to the UK Plan will rest with the employing entity, which will not unreasonably withheld its consent.  Your continuous service with the National from the Commencement Date to the last day that you are employed by the National will not be counted as pensionable service for the purpose of your membership of the UK Plan.

5              Short-Term and Long-Term Incentive Performance-Based Plans

Short-Term Incentive Performance-Based Plan (“STI Plan”)

5.1           In addition to the benefits provided to you as part of your TEC, you are eligible to participate in the National’s STI Plan.  Your target annual STI reward is 130% of your TEC, which is, initially, $975,000.  STI rewards are subject to the terms and conditions of the STI Plan in respect of those rewards at the relevant time.  STI rewards are not guaranteed, as they are subject to the achievement of your individual, and the National’s, performance targets and to your passing the behavioural and compliance “quality gates”.  STI rewards may, at the discretion of the National, be provided in cash or in deferred National shares or a combination of both.  Any National shares provided as part of the STI Plan will be subject to the particular terms and conditions attached to those shares at the relevant time.  The National may, in its discretion, discontinue, replace, or vary the terms of, the STI Plan at any time.

Long-Term Incentive Performance-Based Plan (“LTI Plan”)

5.2           In addition to the benefits provided to you as part of your TEC, you are eligible to participate in the National’s LTI Plan.  Rewards under the LTI Plan are currently provided as performance options and performance rights under the National Australia Bank Executive Share Option Plan No2 and the National Australia Bank Performance Rights Plan respectively.  You will participate in the LTI program on the same basis as all other executives within the National.  The granting of performance options and performance rights is subject to the approval or veto of the National Board and to your being employed by the National at the time of grant.  The exercise of performance options and performance rights is subject to the achievement of specific performance hurdles.  LTI rewards are not guaranteed, as they are determined by annual “talent” and “potential” assessments and are also subject to your passing the behavioural and compliance “quality gates”.  On the termination of your employment with the National, the retention of any unexercised performance options and unexercised performance rights that may have been granted to you during your employment will be determined in accordance with the terms of grant of those performance options and performance rights under the relevant plans.  The National may, in its discretion, discontinue, replace, or vary the terms of, the LTI Plan at any time.

6              Annual Leave

6.1           You are entitled to four weeks’ paid annual leave for each completed year of continuous paid service with the National.  For any continuous period of paid service of less than 12 months, you will be entitled to a proportionate amount of leave based on four weeks’ paid annual leave for each completed year of continuous paid service.

6.2           Leave will be taken at times as mutually agreed between you and the National.  The National may direct you to take annual leave at such times that are determined by the National.

6.3           Any accrued but unused portion of annual leave will be paid upon termination of your employment.  Payment will be calculated on the basis of your TEC at the date of termination of your employment with the National.

7              Long Service Leave

7.1           You are entitled to 13 weeks’ long service leave after completing 15 years of continuous service with the National (which includes your continuous service with the National or any subsidiary or associated company of the National in the United Kingdom), and a further eight and two-thirds weeks’ leave for each subsequent ten completed years of continuous service.

7.2           On termination of your employment with the National, any accrued but unused long service leave to which you may be entitled (in accordance with the standard terms and arrangements applicable to National employees) will be paid to you.  Any such payment will be calculated on the basis of your TEC at the date of termination of your employment with the National.

8              Sick Leave

8.1           You are entitled to paid sick leave in accordance with the standard terms and arrangements applicable to National employees, which currently provide:

(a)

in the first year of employment:

8 days;

(b)

in the second year of employment:

10 days;

(c)

in the third and each subsequent year of employment:

12 days.

8.2           Notwithstanding sub-paragraph 8.1, your unused sick leave balance as at the Commencement Date will be calculated in accordance with the National’s “Localisation” policy.  That policy provides that the above accrual rates will be applied to your continuous service with the National or any subsidiary or associated company of the National in the United Kingdom (of which you were an employee) up to the Commencement Date, from which will be deducted any sick leave you have taken during the term of your “Local Plus” assignment with the National up to the Commencement Date.  On each anniversary of the Commencement Date, your unused sick leave balance will, subject to sub-paragraph 8.3, be credited with 12 days.

8.3           Any unused sick leave accumulates from year to year up to the maximum accrual applicable to National employees.

8.4           You are not entitled to any payment for unused sick leave on the termination of your employment with the National.

9              Parental Leave

After 12 months’ continuous service with the National, you are entitled to up to 52 weeks’ unpaid parental leave in accordance with the standard terms and arrangements applicable to National employees.

10            Other Benefits

10.1         Subject to approval by the National, in addition to the benefits provided to you as part of your TEC, you will also be eligible to participate in other benefits that are normally provided to employees at your level who are employed by the National.

10.2         Any benefits or concessions provided to you as an employee of the National will cease on the termination of your employment with the National for any reason, unless otherwise determined by the National.

11            Expenses

Subject to substantiation and approval in accordance with the National’s guidelines from time to time, the National will reimburse you for all expenses you properly incur in carrying out your responsibilities and duties including, but not limited to, travel, accommodation, entertainment and telephone expenses.  Reimbursement of any expenses is subject to the approval of your line manager.

12            Policies

12.1         You will comply with all the National’s policies and procedures generally, as established and varied from time to time.  The National’s policies and procedures do not form part of this employment agreement unless otherwise specified.

12.2         By accepting this employment offer, you acknowledge that, prior to signing this employment agreement, you have received copies of, and have read and understood, the following policies:

(a)            “Equity in Employment: We’re Committed”;

(b)           “Harassment and Bullying: Off Limits”;

(a)            “Code of Conduct: Our Behavioural Guidelines”;

(b)           “IMS General Code of Conduct”; and

(c)            “National Privacy Policy”.

12.3         The policies referred to in sub-paragraph 12.2, together with other policies and procedures of the National, are set out on the National’s intranet.

Illegal Drugs and Alcohol

12.4         You must not:

(a)            use or have in your possession any illegal drugs during working hours;

(b)           attend the workplace to carry out the duties of your position under the influence of any alcoholic beverage or under the influence of any illegal drug.  “Under the influence of any alcoholic beverage” means that in the reasonable opinion of your line manager, you are affected by alcohol in such a way that you may not be able:

(i)             to perform the duties of your position;

(ii)            to exercise the level of judgement, skill and care that the performance of those duties requires;

(iii)           to take reasonable care for your own safety or the safety of others;

(c)            drive any vehicle in the course of your employment:

(i)             with a blood alcohol content exceeding that prescribed by the laws of the State or Territory of Australia in which the vehicle is being driven;

(ii)            under the influence of any illegal drug.  “Illegal drug” means a substance the possession or use of which is prohibited by Federal or State law.

13            Performance Management Review

13.1         Generally, in the last month of each financial year of the National, you and your line manager, or nominee, will discuss appropriate performance measures and targets for the forthcoming financial year of the National, with a view to reaching agreement on the measures of performance and the targets in respect of those measures that will be used by your line manager or nominee in the assessment of your performance in your position.

13.2         As soon as practicable after the end of each financial year, your line manager or nominee will review your performance by reference to the agreed measures and targets.

13.3         Agreed performance measures and targets may be reviewed and varied during the performance period.

14            Conduct and Compliance

14.1         You agree to act in accordance with:

(a)            the National’s corporate principles and behaviours, as stated in the attached Statement of Corporate Principles;

(b)           the National’s corporate compliance standards, as stated in the attached Statement of Compliance Standards;

(c)            the National’s corporate code of conduct, as stated in the Code of Conduct: Our Behavioural Guidelines;

(d)           the National’s “Institutional Markets and Services” code of conduct, as stated in the attached IMS General Code of Conduct (and as stated on the National’s intranet site, on which you are also required to register your agreement);

(d)           the National’s policies and procedures and internal controls that are applicable to you and your position;

(e)            all laws, regulations and obligations that are applicable to you and your position; and

(f)            all industry and self-regulatory codes of conduct that are applicable to you and your position.

14.2         You agree to act within the limits and authorities that are applicable to your position.

14.3         You agree to complete mandatory regulatory compliance training and, where it is a regulatory requirement, complete the mandatory accreditations applicable to your position.

14.4         You must at all times act honestly and in a manner that is consistent with the status of your position with the National.  You agree to indemnify the National against any loss or damage it suffers as a result of any dishonest act by you, or any serious misconduct in carrying out your duties.

14.5         You must not at any time intentionally make any untrue statement in relation to the National or in relation to your employment with the National, or make any untrue or misleading statement in connection with prospective employment with the National.  After the cessation of your employment with the National, you must not represent that you are employed by or are connected with the National.

15            Exclusive Employment

15.1         During your employment by the National, you must not, without the National’s prior written consent (which will not be unreasonably withheld):

(a)            be or become an employee or agent of any other person, firm or corporation;

(b)           be or become a director of any other firm or corporation;

(c)            undertake any other business or profession;

(d)           assist or have any interest in any other business or profession.

15.2         Notwithstanding sub-paragraph 15.1, you may hold or acquire, as a bona fide investment, shares or other securities of a company listed for quotation on any recognised stock exchange, unless to do so would be unlawful or the standards of corporate governance determined by the National makes it improper or inappropriate.

15.3         By way of example, the National will generally not withhold consent for you to become a director or officer of a family company, or a small private company that is not in competition with the National, provided this does not impede your obligations under sub-paragraph 1.3 of this employment agreement.

16            Ownership of Intellectual Property and Trade Secrets

All inventions, discoveries, computer software processes and improvements made by you during your employment with the National remain the property of the National.  By signing this employment agreement, you:

(a)            assign to the National all proprietary rights including all ownership rights and copyright and the exclusive right to develop, make, use, sell, license, or otherwise benefit from any inventions, discoveries, processes and improvements made by you within the scope of your employment with the National;

(b)           agree to execute any further document that is necessary or desirable to give full effect to your obligations under this paragraph 16.

17            Confidentiality and Your Obligations

17.1         You agree that:

(a)            Confidential Information is solely and exclusively the property of the National or of a Related Body Corporate, or both, or of a third party (such as a customer of the National), as the case may be;

(b)           you are subject to obligations in relation to Confidential Information by reason of this employment agreement;

(c)            you are subject to obligations in relation to Confidential Information under the common law; and

(d)           the Corporations Act places certain obligations on you in respect of use or disclosure of information.

17.2         Unless you are required by the National, or the relevant Related Body Corporate, its auditors, or by law, or the National, or the relevant Related Body Corporate, agrees in writing, you must not use any Confidential Information or disclose any Confidential Information to any person other than for the purposes of your employment with the National.

17.3         You must not use any Confidential Information for the benefit of any person other than the National or the relevant Related Body Corporate.

17.4         To the extent that Confidential Information is publicly available (other than by reason of a breach by you or any other person of obligations owed to the National, or to the relevant Related Body Corporate, in relation to Confidential Information), subject to sub-paragraph 17.5, your obligations under this paragraph 17 cease.

17.5         If it is uncertain whether any information is Confidential Information or any Confidential Information is publicly available, such information is deemed to be Confidential Information and deemed not to be publicly available, unless the National or the relevant Related Body Corporate informs you in writing to the contrary.

17.6         So far as is reasonably practicable, you must maintain proper and secure custody of Confidential Information and use your best endeavours to prevent the disclosure of Confidential Information to third parties or the use by them of Confidential Information.

17.7         Upon cessation of your employment or on request by the National, you must immediately deliver to the National on its behalf, or on behalf of the relevant Related Body Corporate, all Confidential Information that is physically capable of delivery.

17.8         If the National requests you to do so on its behalf, or on behalf of any Related Body Corporate, instead of delivering the Confidential Information as set out in sub-paragraph 17.7, you must destroy the Confidential Information and certify in writing to the National that the Confidential Information has been destroyed.

17.9         In relation to any Personal Information that comes to your knowledge in the course of your employment with the National, you must comply with and not cause the National to breach any applicable privacy laws and the National Privacy Policy, as amended from time to time.

17.10       In the case of computer software or other computer or electronic data the National has requested you to destroy, you must erase it from magnetic or other media on which it is stored such that it cannot be recovered or in any way reconstructed and certify in writing to the National that the Confidential Information has been so destroyed.

17.11       Your obligations in relation to Confidential Information under this employment agreement:

(a)            continue after cessation of your employment with the National;

(b)           are enforceable by the National (or any Related Body Corporate) at any time by legal process; and

(c)            are for the continuing benefit of the National and of each Related Body Corporate.

17.12       Your obligations under the Corporations Act as an officer and as an employee are in addition to your obligations under this employment agreement.

18            Disciplinary Action

If you fail to comply with any of the provisions of this employment agreement or with any other performance standards required by the National, or fail to comply with the National’s policies or procedures, or fail to commit to and act in accordance with the National’s corporate principles and behaviours or compliance standards, the National may take appropriate disciplinary action, which may include, but is not limited to, suspension (on pay), demotion, transfer to alternative duties or termination of your employment with the National.

19            Termination of Employment

Summary Termination

19.1         At any time, the National may terminate your employment with immediate effect by giving written notice to you, if:

(a)            you become bankrupt or compound with your creditors (or any of them) or assign your estate for the benefit of your creditors (or any of them);

(b)           you are precluded from taking part in the management of a corporation by a provision of the Corporations Act or any other law;

(c)            you engage in serious misconduct involving fraud or dishonesty, whether or not you are convicted of such an offence;

(d)           you are convicted of any offence involving fraud or dishonesty or any other serious offence that is punishable by imprisonment (whether or not you are imprisoned);

(e)            you engage in serious misconduct as defined at common law, including conduct that causes serious risk to, or adversely impacts on, the reputation, viability or profitability of the National’s business;

(f)            you commit a serious or persistent breach or non-observance of this employment agreement, including the National’s policies and procedures;

(g)           you knowingly fail to comply with an obligation imposed upon you under any law or industrial instrument that pertains to your employment with the National; or

(h)           you are guilty of misconduct of such a kind that it would be unreasonable to require the National to continue your employment during the notice period required under this employment agreement.

Termination by the National for Unsatisfactory Performance

19.2         The National may terminate your employment by giving you six weeks’ notice in writing if:

(a)            the National has informed you in writing of reasonable standards of performance in relation to your position (“the performance standards”) and has given you a reasonable opportunity to meet the performance standards;

(b)           on a reasonable assessment, you have failed to meet the performance standards and the National has informed you in writing that you have not met the performance standards;

(c)            the National has given you the opportunity to respond to matters of concern in connection with your performance (unless, in all the circumstances, the National could not reasonably be expected to give you that opportunity); and

(d)           having considered any response you may make to those matters, the National is satisfied that there is no adequate reason for your failure to meet the performance standards and no adequate reason why your employment should not be terminated.

19.3         The National may, in its discretion, require you to work through all (or part only) of the notice period or it will make payment in lieu of the whole notice period (or the unworked balance of the notice period).  If the National makes payment in lieu of all or part of the notice period, it will be calculated on the basis of your TEC.

Termination by the National by Giving Notice

19.4         At any time the National may terminate your employment for any reason (other than for summary termination or redundancy) by giving you 52 weeks’ written notice.

19.5         The National may, in its discretion:

(a)            retain you in its service and require you to undertake the duties of your position for all (or part only) of the notice period;

(b)           direct you to take paid special leave during part or all of the notice period, during which the National may direct you not to perform all or part of the duties of your position and direct you to cease communication with the National’s customers, suppliers, employees and contractors;

(c)            in respect of a period for which payment in lieu is not made, direct you to work for part and to take paid special leave for part; or

(d)           make payment in lieu of the whole notice period (or the balance of the notice period if you have worked or have been directed to take paid special leave for part of the notice period).

19.6         If the National makes payment in lieu of all or part of the notice period, it will be calculated on the basis of your TEC.

Termination Due to Redundancy

19.7         The National may terminate your employment in the case of redundancy by giving you six weeks’ notice in writing.

19.8         In its discretion:

(a)            the National may require you to work through all (or part only) of the notice period; or

(b)           the National will make payment in lieu of the whole notice period (or the unworked part of the notice period).

19.9         If the National makes a payment in lieu of the whole notice period (or the unworked part of the notice period), it will be calculated on the basis of your TEC.

19.10       Upon termination of your employment due to redundancy, the National will pay you the greater of:

(a)            a termination payment equal to 46 weeks’ pay calculated on the basis of your TEC; or

(b)           the appropriate retrenchment payment calculated in accordance with Appendix A - Redundancy, Redeployment and Retrenchment Agreement 2002 of the National Australia Bank Limited Enterprise Agreement 2002.

Termination by You

19.11       You may terminate this employment agreement at any time by giving the National 13 weeks’ written notice, or such other period of notice as the National may agree with you in writing.

19.12       The National may, in its discretion:

(a)            retain you in its service and require you to undertake the duties of your position for all (or part only) of the notice period;

(b)           direct you to take paid special leave during part or all of the notice period, during which the National may direct you not to perform all or part of the duties of your position and direct you to cease communication with the National’s customers, suppliers, employees and contractors;

(c)            in respect of a period for which payment in lieu is not made, direct you to work for part and to take paid special leave for part; or

(d)           make payment in lieu of the whole of the notice period (or the balance of the notice period if you have worked or have been directed to take paid special leave for part of the notice period).

19.13       If the National makes a payment in lieu of all or part of the notice period, it will be calculated on the basis of your TEC.

20            Entitlements and Obligations Upon Termination

20.1         In addition to any other entitlement under this employment agreement, on any termination of your employment you are entitled to receive:

(a)            your cash salary and other benefits under this employment agreement until the date of termination;

(b)           an amount in lieu of any accrued but untaken annual leave calculated on the basis of your TEC (refer paragraph 6);

(c)            if applicable, an amount in lieu of accrued but untaken long service leave calculated on the basis of your TEC (refer paragraph 7);

(d)           any other benefits due to you pursuant to the terms of any share plan or other relevant plan; and

(e)            reimbursement of any expenses properly incurred by you in accordance with this employment agreement,

up to and including the date of your termination.

20.2         Upon termination of your employment you will return each item of the National’s property (including but not limited to keys, access cards, each vehicle owned or leased by the National, mobile telephones, computers, disks and copies of any National documents whether Confidential Information or not) in your possession or control.

Non-Solicitation Covenant

20.3         You agree that whether on your own account, or for any person, for a period of six months from the date your employment with the National ceases, you will not solicit or entice, or endeavour to solicit or entice, from the National (or from any Related Body Corporate) any officers or employees of or any contractors to the National with whom you have had dealings during your employment with the National, whether or not that person would commit a breach of any contract by reason of ceasing to service or provide services and/or goods to the National (or to any Related Body Corporate).

20.4         For the purposes of sub-paragraph 20.3, any reference to the officers, employees, and contractors of the National (or any Related Body Corporate) is limited to those employees and contractors directly or indirectly interested, engaged or employed by the National (or by any Related Body Corporate) in any business or activity of a like or similar kind to that in which the National (or any

Related Body Corporate) was interested or engaged during the period of 12 months prior to the cessation of your employment with the National.

Non-Competition Covenant

20.5         You agree that for a period of six months from the date your employment with the National ceases (or, if the National, in its discretion, retains you in its service for part or all of the notice period pursuant to sub-paragraph 19.12(a), sub-paragraph 19.12(b) or sub-paragraph 19.12(c), or makes payment in lieu of part or all the notice period pursuant to sub-paragraph 19.12(d), for a period of six months from the commencement of the notice period), you will not, without the National’s prior written consent:

(a)            engage in Restricted Activities, that is:

(i)             participation in the business of providing financial services in competition with the Group;

(ii)            participation in any business or activity of a like or similar kind to that in which the Group was interested or engaged and in respect of which you, in the National’s reasonable opinion, had substantial knowledge, during the period of 12 months prior the termination of your employment with the National in respect of that business or activity;

(iii)           soliciting or enticing, or endeavour to solicit or entice, from the National, the custom of any person who during the 12 months prior to the cessation of your employment was a significant customer of the National with whom you have had dealings during your employment with the National;

(b)           in a Restricted Area, that is:

(i)             any State or Territory of Australia;

(ii)            any State or Territory of Australia and any country in which the National, or a Related Body Corporate is, directly interested or engaged in:

(1)            the business of providing financial services;

(2)            any business or activity of a like or similar kind to that in which the National, or a Related Body Corporate, was interested or engaged during the period of 12 months prior to the termination of your employment with the National, in respect of that business or activity.

20.6         On your giving written notice to the National to terminate this employment agreement pursuant to sub-paragraph 19.11, if the National, in its discretion, retains you in its service for part or all of the notice period pursuant to sub-paragraph 19.12(a), sub-paragraph 19.12(b) or sub-paragraph 19.12(c), or makes payment in lieu of part or all the notice period pursuant to sub-paragraph 19.12(d), and the National does not provide its prior written consent pursuant to sub-paragraph 20.5, the National will provide consideration to you of 13 weeks’

pay calculated on the basis of your TEC, which is in addition to the payment made pursuant to sub-paragraph 19.12.

Application of Restrictions

20.7         Sub-paragraph 20.5 will be construed and have effect as if it were a number of separate sub-paragraphs which results from combining the commencement of sub-paragraph 20.5 with each sub-paragraph in paragraph (a) and combining each such combination with each sub-paragraph of paragraph (b).  Each such resulting sub-paragraph is severable from each such resulting sub-paragraph and any word or phrase contained in the commencement of sub-paragraph 20.5 is severable.  If any such resulting sub-paragraph (or any word or phrase contained in the commencement of sub-paragraph 20.5) is declared or determined to be illegal, invalid or unenforceable for any reason by final determination of any court or tribunal of competent jurisdiction, such illegality, invalidity or unenforceability will not prejudice or in any way affect the validity or enforceability of any other such resulting sub-paragraph, word or phrase.

Reasonableness

20.8         You acknowledge and agree that the terms and conditions of this employment agreement are fair and reasonable in all the circumstances of your employment with the National, recognising that the extent and nature of benefits due to you on the termination of your employment with the National will differ appropriately according to the reason for termination and that the said terms and conditions are not harsh, unjust or unconscionable.

Interpretation

20.9         For the purposes of sub-paragraph 20.5:

“the business of providing financial services” includes, but is not limited to, banking services, insurance services and funds management services;

“participation in” means, whether directly or indirectly, being:

(a)            interested, engaged or employed in, or acting at, the senior executive or management level;

(b)           an officer (including being the holder of any non-executive office);

(c)            a senior executive or managerial employee or agent; or

(d)           an adviser or consultant to the board of directors, senior executives or management level employees,

of any person, firm or corporation.

21            Dispute Resolution

21.1         Any dispute between you and the National (other than a dispute giving rise to a claim for equitable relief) as to the application or interpretation of this employment agreement or to the rights or obligations of each party arising from your employment relationship with the National, will be resolved in accordance with the following steps:

a)            when either you or the National notifies a dispute in writing to the other party, the dispute will be discussed between you and your line manager with a view to resolution;

b)           if that discussion fails to resolve the dispute within 14 days of the notice, within a further three days the dispute will be discussed between you and an authorised representative of the National with a view to resolution.

21.2         Subject to completion of the process set out in sub-paragraph 21.1, if the dispute has not been resolved, the dispute will then be referred to the Chairman of the Board or their delegate.  The determination of the Chairman of the Board or their delegate will be final.

22            Variations to Employment Agreement

Variations to this employment agreement may be necessary for the fair, efficient and effective administration of the National’s business.  Accordingly, this employment agreement may be varied by agreement between you and the National.  Your consent to such variation must not be unreasonably withheld.  If your consent is unreasonably withheld, the National may give you one month’s written notice that such variation will take effect.

23            Extent of Contractual Obligations

23.1         The provisions of this employment agreement shall operate only to the extent permitted by:

(a)            law, in particular, the Corporations Act; and

(b)           any other obligations with which the National must comply under any industrial instrument pertaining to your employment with the National.

23.2         If any provision or part of a provision of this employment agreement goes beyond that which is permitted by law, or does not comply with the obligations referred to in sub-paragraph 23.1, that provision or part of a provision shall be interpreted in such a way as to be permitted by law or to comply with the obligations or, if such an interpretation is not open, that provision or part of the provision must be severed.

23.3         This paragraph 23 does not apply so as to limit or affect the operation of any other provision of this employment agreement which governs the interpretation of this employment agreement or which provides for severance of any part of this employment agreement.

24            Entire Understanding

24.1         This employment agreement (including the Schedule) constitutes the entire agreement of the parties about its subject matter.  Any previous agreements, arrangements, understandings or negotiations on that matter cease to have any effect.

24.2         For the avoidance of doubt, for the purpose of this employment agreement the subject matter of this employment agreement is the terms and conditions of your employment by the National and, subject to the Corporations Act and the

Constitution, the holding of any office with the National or a Related Body Corporate.  Subject to the express terms of this employment agreement, this paragraph is not intended to remove, limit, extend or otherwise vary:

(a)            any duty imposed upon you or the National which arises by operation of law or by force of legislation; or

(b)           any term of this employment agreement or obligation, which would, in the absence of express provision in this employment agreement, be implied by law.

24.3         No oral explanation or information provided by either you or the National to the other party will:

(a)            affect the meaning or interpretation of this employment agreement; or

(d)           constitute any collateral agreement, warranty or understanding between the National and you.

25            Waiver and Exercise of Rights

25.1         A single or partial exercise or waiver of a right relating to this employment agreement will not prevent any other exercise of that right or the exercise of any other right.

25.2         A party will not be liable for any loss, cost or expense of any other party caused or contributed to by the waiver, exercise, attempted exercise, failure to exercise or delay in the exercise of a right.

26            Severance

26.1         You and the National consider that the Covenants are reasonable in all the circumstances of your employment.

26.2         Each and every part of the Covenants is a severable and independent covenant.   You agree with the National that the joint intention of the parties is that if the Covenants, taken together, go beyond what is reasonable in all the circumstances but would be reasonable with any one or more of the Covenants (or any one or more parts of the Covenants) deleted, the Covenants will apply as if those unreasonable Covenants (or parts of Covenants) were deleted.

27            Governing Law

This employment agreement is governed by and will be interpreted in accordance with the laws of the State of Victoria.

28            Definitions

In this employment agreement, unless the context otherwise requires, words have the meaning given to them in the Schedule.

29            Acceptance

A copy of this employment agreement is enclosed for your records.  Would you please sign and return the original to Arthur Willett, General Manager Executive Programs, Level 27, 500 Bourke Street, Melbourne, to confirm your acceptance of the terms and conditions of your employment with the National.  If you do not accept this offer of employment within 21 days of the date of this letter, it will lapse.

John, please do not hesitate to contact me or, in my absence, Arthur Willett on 03 8641 2723, if you have any queries concerning this offer of employment with the National.

I look forward to your ongoing support and commitment to the National.

Yours sincerely

/s/ pp Arthur Willett
John Stewart
Managing Director and Chief Executive Officer
National Australia Bank Limited

Schedule:	Definitions
Attachments:	Statement of Corporate Principles
Statement of Compliance Standards
IMS General Code of Conduct

ACCEPTANCE

I, John Hooper, acknowledge that I have read and understood this employment agreement (including the Schedule and attachments), and I hereby accept the offer of employment with National Australia Bank Limited on the terms set out in this employment agreement (including the Schedule and attachments).

Signed:	/s/ John Hooper

Date:	30th September 2005

Witnessed By:	/s/ Bruce T. Richards

Full Name of Witness	Bruce T. Richards
(Please Print)

Address of Witness

SCHEDULE

DEFINITIONS

In this employment agreement, unless the context otherwise requires:

“Accrued but unused” or “accrued but untaken” in relation to leave entitlements, means leave to which you have become entitled upon termination of employment pursuant to any industrial instrument pertaining to your employment with the National or a statutory provision or this employment agreement.

“Board” or “National Board” means the board of directors of the National.

“Confidential Information” means any trade secret or other confidential information relating to the business affairs, strategy, accounts, business plans, marketing plans, sales plans, prospects, research, management, financing, products, inventions, designs, processes and any data bases, data surveys, customer lists, records, reports, software or other documents, material or other information in any form concerning the National (and any Related Body Corporate) or any of the customers or suppliers of the National (or of any Related Body Corporate) to which you gain access, whether before, during or after your employment with the National.

“Constitution” means the Constitution of the National Australia Bank Limited (as applicable from time to time).

“Corporations Act” means the Corporations Act 2001 (Cth) as amended and in force from time to time.

“Covenants” means the covenants, obligations and restrictions contained in this employment agreement.

“Group” means National Australia Bank Limited and each Related Body Corporate.

“Material Information” means any information of which you have become aware, either during the course of your employment with the National or in a personal capacity, and which may impact on the National’s interests, welfare, business, profitability, growth or reputation.

“National” means National Australia Bank Limited.

“National Privacy Policy” means the National Privacy Policy effective 21 December 2001, as amended from time to time.

“Personal Information” means information or an opinion about individuals, including in particular information about customers of the National, whether true or not and whether recorded in material form or not, whose identity is apparent or can be reasonably be ascertained from that information or opinion.

“Related Body Corporate” means a Related Body Corporate of the National and, in that case, has the same meaning as in section 50 of the Corporations Act.